Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                       February 11, 2005


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - MarketAxess Holdings Inc.

Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                       Sincerely,



                                       Jeffrey A. Ruiz






Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G*
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                            MarketAxess Holdings Inc.
                     ---------------------------------------
                                 NAME OF ISSUER:


                         Common Stock ($0.003 Par Value)
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                    57060D108
                     ---------------------------------------
                                  CUSIP NUMBER


                                December 31, 2004
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ]  (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF        5.       SOLE VOTING POWER
SHARES                    2,353,660 **
BENEFICIALLY     6.       SHARED VOTING POWER
OWNED BY                  0
EACH             7.       SOLE DISPOSITIVE POWER
REPORTING                 2,353,660
PERSON WITH      8.       SHARED DISPOSITIVE POWER
                          0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,353,660

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
         [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.99%

12. TYPE OF REPORTING PERSON HC, CO


* In accordance with Securities Exchange Act Release No. 39538 (January 12,
1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

** Consists of 1,609,300 shares of common stock and an aggregate of 744,360 shares of common stock issuable pursuant to any combination of non-voting common stock that is presently convertible and a warrant that is presently exercisable. The non-voting common stock and warrants are issuable as common stock, because the terms of the non-voting common stock and the warrant contain a limitation on acquiring shares of common stock if the conversion or exercise would result in the holder beneficially owning more than 9.99% of issuer's oustanding shares of common stock.

Item 1(a).  Name of Issuer:

            Market Axess Holdings Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            140 BROADWAY 42ND FLOOR
            NEW YORK NY 10005

 Item 2(a). Name of Person Filing:

            This statement is filed on behalf of Deutsche Bank AG., ("Reporting Person").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                     Taunusanlage 12, D-60325
                     Frankfurt am Main
                     Federal Republic of Germany

Item 2(c).  Citizenship:

            The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).  Title of Class of Securities:

            The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).  CUSIP Number:

            The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a)  [ ]   Broker or dealer registered under section 15 of
                       the Act;

            (b)  [ ]   Bank as defined in section 3(a)(6) of the Act;

            (c)  [ ]   Insurance Company as defined in section 3(a)(19)
                       of the Act;

            (d)  [ ]   Investment Company registered under section 8
                       of the Investment Company Act of 1940;

            (e)  [ ]   An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);

            (f)  [ ]   An employee benefit plan, or endowment fund in
                       accordance with Rule 13d-1 (b)(1)(ii)(F);

            (g)  [ ]   Parent holding company or control person in
                       accordance with Rule 13d-1 (b)(1)(ii)(G);

            (h)  [ ]   A savings association as defined in section
                       3(b) of the Federal Deposit Insurance Act;

            (i)  [ ]   A church plan that is excluded from the
                       definition of an investment company under section
                       3(c)(14) of the Investment Company Act of 1940;

            (j)  [ ]   Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                       Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.     Ownership.

            (a)  Amount beneficially owned:

                 The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

            (b)  Percent of class:

                 The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:

                       The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                 (ii)  shared power to vote or to direct the vote:

                       The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                 (iii) sole power to dispose or to direct the disposition of:

                       The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                 (iv)  shared power to dispose or to direct the disposition of:

                       The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            See Exhibit A

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 2/11/05

                                       DEUTSCHE BANK AG


                                       By: /s/ Jeffrey A. Ruiz
                                       Name: Jeffrey A. Ruiz
                                       Title: Vice President


                                       By: /s/ Pasquale Antolino
                                       Name: Pasquale Antolino
                                       Title: Associate

                                    Exhibit A



Subsidiary                       Sole Dispositive              Sole Voting


DB Capital Inc.                     1,600,000                   1,600,000
DB Capital Inc.                       744,360                     744,360
Deutsche Bank AG, London Branch         9,300                       9,300